Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

June 4, 2020

Via EDGAR

Sonia Bednarowski

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Oil Fund, LP

Amendment No. 5 to Registration Statement on Form S-3

Filed May 26, 2020

File No. 333-237750

Dear Ms. Bednarowski and Mr. Dobbie:

On behalf of United States Oil Fund, LP (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated May 29, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). Each of the Staff’s comments is set forth below in italics followed by the Fund’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 6”). For the Staff’s reference, we have included both a clean copy of Amendment No. 6 and a copy marked to show all changes from the version filed on May 26, 2020.

Amendment No. 5 to Registration Statement on Form S-3

Prospectus Summary

Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and Strategy, page 3

1.	We note your response to comment 6 and disclosure that the limitations being imposed by the exchanges and your FCM will “significantly limit” your ability to invest the proceeds of the purchases of Creation Baskets in Oil Futures Contracts. Please revise your disclosure on page 3 and throughout to clarify that, while the current limits are in place, you will be unable to invest the proceeds from the sale of Creation Baskets in new Benchmark Oil Futures Contracts and other Oil Futures Contracts, and in order to so invest any proceeds you will need to negotiate a new arrangement with your current FCM or find one or more new FCMs.

Response: As the Fund has previously disclosed in its Current Report on Form 8-K filed on May 29, 2020, the Fund has entered into an agreement with an additional futures commission merchant (“FCM”), RCG Division of Marex Spectron (“RCG”). RCG has not imposed risk mitigation measures akin to those imposed by its other FCM, RBC Capital Markets, LLC (“RBC Capital” or “RBC”) and will allow the Fund to invest in Oil Futures Contracts, including the Benchmark Oil Futures Contract, including the investment of the proceeds from the purchases of Creation Baskets. The Fund had also disclosed in the current draft of the prospectus that RBC also allows the Fund to hold Benchmark Oil Futures Contracts and other Oil Futures Contracts in certain circumstances. The Fund is also actively continuing to pursue agreements with additional FCMs. In light of the foregoing, we have revised our disclosure on page 3 and elsewhere in the Amendment No. 6.

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June 4, 2020 Page 2

Risk Factors Involved with An Investment in USO

Investment Risks, page 11

2.	We note your disclosure that the market price at which investors buy or sell shares may be significantly less or more than NAV. Please include a new risk factor that addresses the specific risks to investors who purchase shares at a premium to NAV per share given that premiums can be transitory and purchasing at a premium could have a material impact on an investor’s ability to achieve a return on their investment.

Response: We have revised this risk factor to address this risk and included a cross reference to the risk factor An unanticipated number of creation requests during a short period of time could result in a shortage of shares, which discusses this risk in detail.

Other Risks

USO and USCF may have other conflicts of interest, page 24

3.	We note that, due to your current investment strategy, you are currently holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by USO and the United States 12 Month Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether USO’s current investment strategy creates additional actual or potential conflicts of interest with USCF’s other oil funds, describing the conflicts and the material risks they represent to investors.

Response: While there is some overlap between the investments held by the Fund and those held by the United States 12 Month Oil Fund, LP (“USL”), we believe that the current risk factors address the relevant risks to investors. These risk factors include, among others, Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, by limiting the USO’s investments, including its ability to fully invest in the Benchmark Oil Futures Contract, which could cause the price of shares to substantially vary from the price of the Benchmark Oil Futures Contract, and USO and USCF may have conflicts of interest, which may permit them to favor their own interests to the detriment of shareholders.

We note that we have revised the conflicts of interest risk factor to address potential conflicts of the sort described above and have included a cross reference to the section of the prospectus that addresses in greater detail conflicts of interest including the risk . See “Conflicts of Interest” on page 54 of the Amendment No. 6. As noted in the risk factor, United States Commodity Funds, LLC (“USCF”), and the Fund have no formal policies to resolve conflicts of interest of this type. However, the pursuit by the Fund of its investment objective does not currently create a meaningful conflict of interest with USL as it relates to the imposition of the accountability levels and position limits imposed by the CME because of (i) USL’s much smaller asset size as compared to that of the Fund and the fact that, as a result, USL holds far fewer oil futures contracts than the Fund, and (ii) the USL’s oil futures contracts holdings are equally apportioned over each of the next consecutive 12 contract months, unlike the Fund’s holdings, which are concentrated in oil futures contracts that are primarily in oil futures contracts that are in months that are in the front of the futures curve. USCF is able to manage compliance with the CME accountability levels and position limits in a manner that currently does not limit the USL’s ability to invest in its Benchmark Oil Futures Contracts for the following reasons. First, USL holds significantly fewer oil futures contracts in the months that are the subject to the CME levels and limits than those held by the Fund in the same contract months. Second, historically, USL has held a relatively small position in each of twelve months of oil futures contracts because of the asset levels of USL so that even when USL’s holdings are aggregated with the Fund’s holdings, there has not been an issue with respect to CME levels and limits due to the higher notional level of value of the oil futures markets. Finally, as noted below, the risk mitigation measures imposed by RBC on the Fund but not, as noted below, imposed on the USL, further reduce the impact on investors of ownership of similar oil futures contracts subject to the CME limits. As a result, there is no need to include additional disclosure regarding any overlapping investment strategy of the Fund and the Fund beyond the risk factors and discussions already included in the Fund’s prospectus.

June 4, 2020 Page 3

Exhibit

4.	Please obtain a currently dated consent from your auditor and file it as an exhibit with your next amendment.

Response: We have obtained and filed the updated consent of the Fund’s auditor with the Amendment No. 6.

General

5.	As appropriate, please revise throughout to update your disclosure to the most recent practicable date. For example, on page 56, you include your beneficial ownership disclosure as of March 31, 2020, and on page 75, you identify your Authorized Participants as of March 31, 2020.

Response: We have updated the disclosure to the most recent practicable date set forth in the prospectus and as required by current NFA requirements. That date may vary depending on the information updated and if a date is not specifically noted, will be as of the date of the prospectus.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.com.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner

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